Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V63678 - Z89624 Abstain Against For O O O O O O O O O O O O O O O CHANSON INTERNATIONAL HOLDING B9 XINJIANG CHUANGBO ZHIGU INDUSTRIAL PARK NO. 100 GUANGYUAN ROAD, SHUIMOGOU DISTRICT URUMQI, XINJIANG, CHINA 830017 1. 2. 4. 5. 3. Proposal 1 : Resolved as an ordinary resolution that the Company’s authorised share capital be increased, effective immediately, US $ 50 , 000 divided into 44 , 000 , 000 Class A Ordinary Shares of US $ 0 . 001 par value each and 6 , 000 , 000 Class B Ordinary Shares of US $ 0 . 001 par value each, to US $ 5 , 000 , 000 divided into 4 , 400 , 000 , 000 Class A Ordinary Shares of US $ 0 . 001 par value each and 600 , 000 , 000 Class B Ordinary Shares of US $ 0 . 001 par value each (the Authorised Share Capital Increase) . Proposal 2 : Resolved as a special resolution that, subject to and immediately following the Authorised Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company's existing memorandum of association, to reflect the Authorised Share Capital Increase . Proposal 3 : Resolved as an ordinary resolution that : 1. conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”) : a. the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating each 250 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2 , into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”) ; b. no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share ; and c. any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion ; and 2 . any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion . Proposal 4 : Resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company's then existing memorandum of association, to reflect the Share Consolidation . Proposal 5 : Resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals . CHANSON INTERNATIONAL HOLDING The Board of Directors recommends you vote FOR the following proposals: NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorised officer. SCAN TO VIEW MATERIALS & VOTE ڀ EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11 : 59 p . m . Eastern Time the day before the cut - off date or meeting date . Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form . During The Meeting - Go to www . virtualshareholdermeeting . com/CHSN 2025 You may attend the meeting via the Internet and vote during the meeting . Have the information that is printed in the box marked by the arrow available and follow the instructions . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions up until 11 : 59 p . m . Eastern Time the day before the cut - off date or meeting date . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 .

V63679 - Z89624 Important Notice Regarding the Availability of Proxy Materials for the EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS: The Notice and Proxy Statement is available at www.proxyvote.com. CONTINUED AND TO BE SIGNED ON REVERSE SIDE CHANSON INTERNATIONAL HOLDING EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS to be held on March 10, 2025, at 10:00 a.m., Eastern Time THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned shareholder of Chanson International Holding, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders (the “Meeting”) and the Proxy Statement, each dated February 21 , 2025 , and hereby appoints of or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on March 10 , 2025 , at 10 : 00 a . m . , Eastern Time, at B 9 Xinjiang Chuangbo Zhigu Industrial Park, No . 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017 , with the ability given to the shareholders to join virtually at www . virtualshareholdermeeting . com/CHSN 2025 , and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth herein as specified by the undersigned on the reverse . This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations .